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May 3, 2000                                                   NYSE SYMBOL: ITP
                                                               TSE SYMBOL: ITP


                    INTERTAPE POLYMER GROUP INC. ANNOUNCES
                       MARCH 2000 FIRST QUARTER RESULTS
                            (stated in U.S. dollars)
                   (reported using Cdn GAAP other than noted)


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                               1ST QUARTER RESULTS

                                2000                1999         % CHANGE
SALES                      $169.3 million      $121.5 million      39.3%
NET INCOME                 $ 10.7 million      $  8.2 million      30.5%

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Montreal, Quebec, Canada - May 3, 2000 - Intertape Polymer Group Inc. (NYSE &
TSE: ITP) today reported its financial results for the first quarter ended March 31, 2000.

Sales in the period were US$169.3 million up from US$121.5 million in 1999, representing an increase of US$47.8 million or 39.3%. "The increases that were achieved during the first quarter were derived from a combination of strong internal growth and the effect of the acquisition of Central Products Corporation (CPC) which was completed during the third quarter of 1999. Sales increased 10.1% or US$15.5 million from the fourth quarter of 1999 which is a strong indication that the Company has recovered from the difficulties experienced in the implementation of our new business systems in the fourth quarter." stated Melbourne F. Yull, Chairman and Chief Executive Officer.

Gross margins for the first quarter of 2000 were 22.6%, which is a decrease from 28.7% for the same period last year. Mr. Yull also noted: "The Company is still being impacted by difficulties related to the integration of its recent acquisitions. Improvements are expected to occur during the year and will begin to approach IPG's historical levels."

Net income under both US and Canadian GAAP for the three month period ended March 31, 2000 increased 30.5% or US$2.5 million to US$10.7 million from US$8.2 million in the same period last year. Included in the current quarter results is an unusual pretax gain of US$5.5 million as a result of the Company's previously announced divestiture of its interest in IFCO, LLC.

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Under both US and Canadian GAAP, earnings per share (EPS) increased to
US$0.38 as compared to US$0.32 for the quarter ended March 1999. On a fully diluted basis, EPS was US$0.36 under Canadian GAAP and US$0.37 under US GAAP.

The exchange rate at March 31, 2000 was Cdn. $1.4554 = U.S. $1.00.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial uses. The Company is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in seventeen North American and European locations.

THIS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING WITHIN THE
MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF
THE SECURITIES EXCHANGE ACT OF 1934. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS OR FORWARD-LOOKING STATEMENTS. THOSE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO:

- RISKS ASSOCIATED WITH PRICING, VOLUME AND CONTINUED STRENGTH OF MARKETS WHERE THE COMPANY'S PRODUCTS ARE SOLD.

- ACTIONS OF COMPETITORS AS ARE DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) OVER THE LAST TWELVE MONTHS.

- THE COMPANY'S ABILITY TO SUCCESSFULLY INTEGRATE THE OPERATIONS AND INFORMATION SYSTEMS OF ACQUIRED COMPANIES WITH ITS EXISTING OPERATIONS, AND INFORMATION SYSTEM, INCLUDING RISKS AND UNCERTAINTIES RELATING TO ITS ABILITY TO ACHIEVE PROJECTED EARNINGS ESTIMATES, ACHIEVE ADMINISTRATIVE AND OPERATING COST SAVINGS AND ANTICIPATE SYNERGIES.

- THE EFFECT OF COMPETITION ON THE COMPANY'S ABILITY TO MAINTAIN MARGINS ON EXISTING OR ACQUIRED OPERATIONS.

THE COMPANY DOES NOT UNDERTAKE TO PUBLICLY UPDATE OR REVISE ITS
FORWARD-LOOKING STATEMENTS EVEN IF EXPERIENCE OR FUTURE CHANGES MAKE IT CLEAR THAT ANY PROJECTED RESULTS EXPRESSED OR IMPLIED THEREIN WILL NOT BE REALIZED.

FOR FURTHER INFORMATION:       Melbourne F. Yull
                               Chairman and Chief Executive Officer
                               Intertape Polymer Group Inc.
                               Tel: (514) 731-0731
                               e-mail: itp$info@intertapeipg.com
                               Web: www.intertapepolymer.com



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                         INTERTAPE POLYMER GROUP INC.
                            CONSOLIDATED EARNINGS
                        For the period ended March 31st
                                  (Unaudited)
                            (Stated in U.S. dollars)
                   (Reported using Cdn GAAP other than noted)

                                                2000           1999
                                                -------------------
Sales                                           169.3         121.5
Cost of sales                                   131.1          86.6
                                                -------------------
Gross profit                                     38.2          34.9

Gross margin                                     22.6%         28.7%
                                                -------------------
Selling, general and administrative expenses     20.0          16.1
Research and development                          1.3           0.8
Amortization of goodwill                          1.6           1.2
Financial expenses                                6.0           5.3
Gain on sale of interest in joint venture        (5.5)            -
                                                -------------------
                                                 23.4          23.4
Earnings before income taxes                     14.8          11.5
Income taxes                                      4.1           3.3
                                                -------------------
Net earnings for the period                      10.7           8.2
                                                -------------------

Earnings per share - Cdn GAAP                   $0.38         $0.32
Earnings per share - Cdn GAAP Fully diluted     $0.36         $0.30
Earnings per share - U.S. GAAP                  $0.38         $0.32
Earnings per share - US GAAP Fully diluted      $0.37         $0.30

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AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE PERIOD

Canadian GAAP                              28,300,781    25,836,000
Canadian GAAP - Fully diluted              30,962,000    28,167,000

U.S. GAAP                                  28,300,781    25,836,000
U.S. GAAP - Fully diluted                  28,880,000    26,769,000